200 Crescent Court, Suite 300

Dallas, TX 75201-6950

+1 214 746 7700 tel

+1 214 746 7777 fax

VIA EDGAR

D. Gilbert Friedlander

January 29, 2014

Mr. Perry J. Hindin

Special Counsel

Office of Mergers and Acquisitions

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3628

Re:	CEC Entertainment, Inc.
Schedule 14D-9
Filed January 22, 2014
File No. 005-39153

Dear Mr. Hindin:

On behalf of our client, CEC Entertainment, Inc. (“CEC”), we are providing CEC’s responses to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in your letter, dated January 28, 2014, with respect to CEC’s Solicitation/Recommendation Statement on Schedule 14D-9 originally filed on January 22, 2014 (the “Statement”).

Amendment No. 1 (“Amendment No. 1”) to the Statement is being filed electronically via the EDGAR system today. In addition to the EDGAR filing, we are delivering to your attention a hard copy of this letter, along with six copies of Amendment No. 1.

For the Staff’s convenience, the text of the Staff’s comments is set forth below in bold, followed in each case by CEC’s response. All references to page numbers in these responses are to the pages of the Statement. Terms not otherwise defined in this letter shall have the meanings set forth in the Statement.

Certain Company Management Projections, page 32

1.	The disclosure in the fourth paragraph on page 32 states that “[n]one of Company, Parent, Offeror, any of their respective affiliates or any other person assumes any responsibility for the validity, reasonableness, accuracy or completeness of the Projections described below.” You may not disclaim responsibility for your disclosure. Please revise accordingly.

Mr. Perry J. Hindin U.S. Securities and Exchange Commission January 29, 2014 Page 2 of 2

Response: In response to the Staff’s comment, CEC has revised the Statement to delete the disclaimer of responsibility.

2.	This section includes non-GAAP financial measures but it appears that the Company has only provided the reconciliation required by Rule 100 of Regulation G as to Adjusted EBITDA for the fiscal year ended December 29, 2013. Please revise to provide the disclosure required by Rule 100 of Regulation G as to the Adjusted EBITDA figures provided in the table on page 33 for each of the years listed.

Response: In response to the Staff’s comment, CEC has revised its disclosure to comply with Rule 100 of Regulation G.

In response to your request, CEC acknowledges that:

•	CEC is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	CEC may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the foregoing, and the revisions set forth in Amendment No. 1, have been responsive to the Staff’s comments. If you have any questions or comments regarding the foregoing, please do not hesitate to contact me at (214) 746-8178 or by email at gil.friedlander@weil.com.

Sincerely,

/s/ D. Gilbert Friedlander
D. Gilbert Friedlander

Enclosures

cc:	Jay A. Young, CEC Entertainment, Inc.
Steven A. Cohen, Wachtell, Lipton, Rosen & Katz
Ronald C. Chen, Wachtell, Lipton, Rosen & Katz